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                          May 9, 2022

       Brian M. Strem, Ph.D.
       President and Chief Executive Officer
       Kiora Pharmaceuticals, Inc.
       1371 East 2100 South, Suite 200
       Salt Lake City, Utah 84105

                                                        Re: Kiora
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-264641

       Dear Dr. Strem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert A. Petitt